FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Dear Shareholder,

Today’s retail world is changing rapidly and is becoming increasingly complicated. For a retailer, to be successful, you have to be different. But what does this mean? And how to achieve it?

The challenges for today’s retailers are many and varied. Demographic settings are changing rapidly. The most obvious ones in our markets are the aging population, the rise of nontraditional families and the increasing diversity due to immigration.

These demographic changes, the enhanced mobility and the increased level of information result in the rise of new customer profiles, each with their own shopping and consumption habits. Today’s consumers are time-starved and look for quick and convenient shopping opportunities. As customers, they are increasingly diverse in their shopping habits – households use on average between three and seven stores for their food purchases.

In the western world, people no longer look at food simply as a necessity for survival. Today, food is increasingly regarded as a source of health, wellness and delight. Customers look for healthy food, a balanced diet and culinary experiences.

The changes in customer habits and perspectives are accompanied by drastic changes in the competitive environment. The marketplace is increasingly crowded with growing food offers in traditionally non-food stores such as supercenters, hypermarkets, discount stores, warehouse stores, drugstores and dollar stores.

The way Delhaize Group tackles these challenges is reflected in our mission statement (see insert). Our key objective is to develop strong regional companies holding leading positions in food retailing through the permanent development of strongly differentiated store concepts. Commercial differentiation in retail is based on a unique combination of strengths in assortment and shopping experience. Delhaize Group and its operating companies develop this differentiation along three key axes: a broad offer of quality products and services, value for money and innovative store concepts offering convenience.

Differentiated concepts are only sustainable if they are supported by an efficient execution in the stores, the supply chain and the support departments. Retail operations demand a daily commitment to deliver timely and consistently on projects and targets. By operating as efficiently as possible, our companies support both their top and bottom line. Sales are supported by offering customers a consistent shopping experience. Efficiency grows our companies’ earnings by reducing costs through better procurement, standard practices and supply chain efficiencies.

In order to strengthen their differentiation and efficiency, our operating companies rely on the expertise of their local management teams, on Group support and the exchange of knowledge and learning within the Group, making the Group more than the sum of its parts. Examples include: the co-development of store concepts, global and regional procurement, the creation of common systems and the exchange of successful practices and procedures.

The deepened differentiation of our store concepts, supported by excellent execution and an actively learning company, together with an optimal balance between local autonomy and global cooperation, helps us grow sustainable sales, reduce costs, increase our earnings, maximize our free cash flow and create a high return on invested capital, translating into superior value for our shareholders.

Pierre-Olivier Beckers
President & CEO, Delhaize Group

Delhaize Group Mission Statement

Delhaize Group will achieve leading positions in food retailing in key mature and emerging markets.

We accomplish our goal by developing strong regional companies benefiting from and contributing to the Group’s strength, expertise and successful practices.

Delhaize Group goes to market with a variety of food store formats.

The Group is committed to offer a locally differentiated shopping experience to its customers in each of its markets, to deliver superior value and to maintain high social, environmental and ethical standards.

Delhaize Group News #7/June 2004

Energy Conservation:
Saving Money and Protecting the Environment

The operating companies of Delhaize Group have always intensely focused on limiting potential negative effects on the environment as well as on encouraging cost savings without diminishing quality and service. One area of focus that encompasses both goals is energy efficiency. The operating companies of Delhaize Group have positioned themselves over the last several years as industry leaders in this field.

Food Lion

Food Lion, Delhaize Group’s company in the Southeastern U.S., reduced its energy consumption by an impressive 7.2% during 2003. Over 100 Food Lion stores are rated as some of the most energy efficient retail facilities in the country by the U.S. Environmental Protection Agency (EPA) and have been given the Energy Star award. Food Lion has been recognized as an “Energy Star Partner of the Year” for the last three years. Chosen for adopting and applying energy management practices and technology throughout its store operations, Food Lion was the only U.S. supermarket company to receive this honor.

In 2003, Food Lion achieved energy savings equivalent to

>	Powering 18,229 American homes;
>	Preventing 404 million pounds of carbon dioxide;
>	Taking 40,468 cars off the road; or
>	Planting 55,435 acres of trees.

Food Lion became an Energy Star Partner in 1998 and over the past three years has managed to reduce its energy use in aggregate by more than 1.2 trillion Btu. Food Lion has gained tremendous savings through company-wide energy management efforts such as new lighting, refrigeration and heating and cooling technologies. One of the important new tools provides Food Lion new access to data for benchmarking. It is becoming the backbone for managing energy use and maintenance throughout the company.

Hannaford

Hannaford, our northeastern U.S. banner, also has set itself as an industry leader in many areas related to energy. Hannaford has a state-of-the art control system with aggressive set points and schedules to turn things down or off when not needed. We recently established a new “full-condensing” application which is very cost-effective for heating stores in cold climates. Thus far, Hannaford has rolled this out to approximately 20 existing stores and is incorporating it into new stores as well. Hannaford implemented a floating head pressure strategy, which is one of the most cost-effective in the industry. Hannaford’s refrigeration systems don’t have to work nearly as hard as typical systems because Hannaford makes use of the extreme cold winter weather in the northeastern portion of the U.S. to keep food chilled.

Hannaford’s combined ten year energy savings is equivalent to

>	A total of 158 million kilowatts of energy; or
>	Preventing 123 million pounds of carbon dioxide.

Food Lion and Hannaford have also co-sponsored Refrigeration Roundtables, wich are meetings of key managers as part of Delhaize Group’s synergy initiatives. During the past event, managers were able to share best practices and gain additional knowledge concerning each other’s differences in weather, energy costs, retail strategy and other factors.

Europe

The European companies of Delhaize Group also see energy management as a great way to limit the negative impact on the environment and to increase their profitability. In their development of energy management initiatives, they can leverage the expertise of the U.S. companies. In 2004 Delhaize Belgium started an ambitious energy management program in order to reduce the energy use in its store network. In 2003, Alfa-Beta in Greece implemented a computer program that enhanced the visibility of its energy consumption.

At Delhaize Group, saving energy is an ongoing effort and through an organization-wide approach the energy management teams can demonstrate increased social responsibility with substantial financial benefits as well.

Delhaize Group News #7/June 2004

The Q1 2004 Results: Highlights

>	Strong organic sales growth of 3.8%
>	Comparable store sales growth of 2.5% in the United States and 3.1% in Belgium
>	Earnings before goodwill and exceptionals +2.2% at identical exchange rates
>	Continued strong free cash flow and net debt reduction

	In USD		In EUR
in millions (except EPS)	Q1 2004	Q1 2003	Q1 2003	Change
Sales	5,462.3	4,370.9	4,651.6	-6.0%
Operating profit	231.2	185.0	209.4	-11.7%
Operating margin	4.2%	4.2%	4.5%	—
Financial income / (expense)	(103.2)	(82.6)	(93.4)	-11.6%
Exceptional income / (expense)	(132.5)	(106.0)	(32.7)	N/A
Income taxes	(6.3)	(5.0)	(36.1)	-86.2%
Net earnings	(9.9)	(8.0)	46.3	N/A
Earnings before goodwill and exceptionals	112.2	89.8	98.5	-8.8%
Net EPS (in EUR)	(0.11)	(0.09)	0.50	N/A
EPS before goodwill and exceptionals (in EUR)	1.22	0.97	1.07	-9.1%
Net debt	3,551.2	2,905.1	3,024.6 *	-4.0%
Net debt to equity ratio	85.2%	85.2%	89.8%*	—

*: End of December 2003

The press release on Delhaize Group’s Q1 2004 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or can be obtained from the Investor Relations Department.

Delhaize Group is a Belgian food retailer present in ten countries. At the end of March 2004, Delhaize Group’s sales network consisted of 2,534 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Your Best Buy for Every Day

In May 2004, the European companies of Delhaize Group launched 365, a new private label for basic products. Under the 365 label, Delhaize Group’s companies in Belgium, Greece, the Czech Republic, Romania, the Grand-Duchy of Luxembourg and Germany will sell the same line of quality basic products at a low price. The 365 brand will gradually replace the existing lines of generic and low-priced products at Delhaize Europe, e.g., the Derby brand in Belgium.
For example, in May 2004, Delhaize Belgium introduced 70 products under the 365 label in its assortment. By the end of the year, Delhaize Belgium will carry around 300 products under the 365 label in all store departments, including grocery, frozen, wine, beverages, non-food and produce.

By combining the volume of the basic product offerings of its different European companies, the Group will be able to obtain better buying conditions from suppliers and to optimize its supply chain for these high-volume products. This will allow the Group to offer higher quality at prices in line with the hard discounters of its respective markets. The higher quality image of the 365 products, compared to our existing generic products, is underlined by an attractive packaging, featuring Delhaize Group’s lion and the 365 brand name. The packaging will carry product information in up to eight languages and will be the same for all European operations of Delhaize Group.

Shareholder Information

Financial Calendar

>	ADR dividend record date	May 28, 2004

>	Dividend for 2003 becomes payable to holders of ordinary shares	June 1, 2004

>	Dividend for 2003 becomes payable to ADR holders	June 11, 2004

>	2004 second quarter results	August 5, 2004

>	2004 third quarter results	November 10, 2004

Ticker Symbol

>	Ordinary shares (Euronext Brussels): DELB

>	ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).

Depositary Agent ADRs

>	The Bank of New York
P.O. Box 11258
New York, NY 10286-1258
Toll-Free Tel (in the U.S.): +1 877 853 2191
Tel (outside the U.S.): +1 610 382 7836
shareowners@bankofny.com

Delhaize Group News

>	People interested in receiving the electronic version of this quarterly newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews.asp

Where to Find Stock Quotes of Delhaize Group?

>	www.delhaizegroup.com
>	www.euronext.com
>	www.nyse.com

Contacts & Inquiries

Investors and Media	Investors Relations
(United States)
Delhaize Group	Delhaize Group
Investor Relations	Investor Relations
Rue Osseghemstraat 53	P.O. Box 1330
1080 Brussels	Salisbury, NC
Belgium	28145-1330
Tel: +32 2 412 21 51	United tates
Fax: +32 2 412 29 76	Tel: +1 704 633 8250, ext 3398
Fax: +1 704 636 5024

>	Information regarding Delhaize Group (press releases, annual reports, share price, ...) can be found on Delhaize Group’s website: www.delhaizegroup.com
>	Questions can be sent to:
investor@delhaizegroup.com

>   Forward-Looking Statements

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. Although such statements are based on currently available operating, financial and competitive information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to the following: changes in the general economy or in the primary markets of Delhaize Group, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rates of inflation or currency exchange rates, changes in foreign, state, regional or federal legislation or regulation, adverse determination with respect to litigation or other claims, inability to develop new stores or to complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with vendors or an inability to achieve the benefits of volume purchasing from its vendors, and risks and uncertainties described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this newsletter, or to make corrections to reflect future events or developments.

>    Definitions

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates.

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses)

>    Non-GAAP measures

Certain non-GAAP measures are provided throughout this newsletter. We do not represent these measures as alternative measures to net earnings, or other financial or liquidity measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found below:

     Organic Sales Growth Reconciliation

(in millions of EUR)	1st Q 2004	1st Q 2003
Sales	4,370.9	4,651.6
Harveys(1)	(78.7)	—
Shop N Save (49% shareholding)(1)	—	(16.1)
Effect of exchange rates	517.6	—
Organic sales growth	4,809.8	4,635.5

(1)	At 2003 exchange rates.

     Earnings Reconciliation

(in millions of EUR)	1st Q 2004	1st Q 2003
Reported earnings	(8.0)	46.3
Add (subtract):
Amortization of goodwill and intangibles	36.9	38.9
Taxes and minority interests on amortization of goodwill and intangibles	(6.5)	(7.0)
Exceptional (income) / expense	106.0	32.7
Taxes and minority interests on exceptional (income) / expense	(38.6)	(12.4)
Earnings before goodwill and exceptionals	89.8	98.5

     Net Debt Reconciliation

(in millions of EUR)	March 31, 2004	December 31, 2003	March 31, 2003
Long-term financial debt	3,349.4	3,272.6	3,640.5
Current financial liabilities	280.2	277.8	491.8
Trust funding	(66.7)	(66.7)	—
Cash and short-term investments	(657.8)	(459.1)	(611.0)
Net debt	2,905.1	3,024.6	3,521.3
Net debt to equity ratio	85.2%	89.8%	99.2%

     Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2004	1st Q 2003
Net cash provided by operating activities	249.5	311.2
Net cash used in investing activities	(79.9)	(66.3)
Investment in debt securities	15.5	—
Free cash flow (after dividend payments)	185.1	244.9

     Identical Exchange Rates Reconciliation

(in millions of EUR, except EPS)	1st Q 2004			1st Q 2003	2004/2003
	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates
Sales	4,370.9	517.6	4,888.5	4,651.6	-6.0%	+5.1%
Operating profit	185.0	26.0	211.0	209.4	-11.7%	+0.8%
Net earnings	(8.0)	(2.8)	(10.8)	46.3	N.A.	N.A.
Net EPS	(0.09)	(0.03)	(0.12)	0.50	N.A.	N.A.
Earnings before goodwill and exceptionals	89.8	10.9	100.7	98.5	-8.8%	+2.2%
EPS before goodwill and exceptionals	0.97	0.12	1.09	1.07	-9.1%	+1.9%
Free cash flow	185.1	28.6	213.7	244.9	-24.4%	-12.7%

(in millions of EUR)	March 31, 2004			Dec 31, 2003	Change
Net debt	2,905.1	(76.9)	2,828.2	3,024.6	-4.0%	-6.5%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: June 28, 2004	By:	/s/ Michael R. Waller
Michael R. Waller Executive Vice President